= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

    As filed with the Securities and Exchange Commission on December 31, 2002

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                   SCHEDULE TO
             Tender Offer Statement under Section 14(d)(1) or 13(e)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)
                      ------------------------------------

                         CHOICE ONE COMMUNICATIONS INC.
                      (Name of Subject Company - - Issuer)

                         CHOICE ONE COMMUNICATIONS INC.
                       (Name of Filing Person - - Offeror)

                     ---------------------------------------

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
 ISSUED UNDER THE CHOICE ONE COMMUNICATIONS INC. 1998 EMPLOYEE STOCK OPTION PLAN
                             (May 2000 Restatement)
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                     ---------------------------------------

                                 AJAY SABHERWAL
          EXECUTIVE VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER
                         CHOICE ONE COMMUNICATIONS INC.
                         100 CHESTNUT STREET, SUITE 600
                            ROCHESTER, NEW YORK 14604
                             TELEPHONE: 585-246-4231
                  (Name,address and telephone number of person
                        authorized to receive notices and
                       communications on behalf of Filing
                                     Person)

                     ---------------------------------------

                                   COPIES TO:

                              Deborah McLean Quinn
                                Nixon Peabody LLP
                           Clinton Square, Suite 1300
                            Rochester, New York 14604
                                  585-263-1307
                             Facsimile: 585-263-1600

/ X / CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a) (2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID.

Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:  $57.96     FILING PARTY: Choice One Communications Inc.
FORM OR REGISTRATION NO. 005-59487  DATE FILED:       December 19, 2002

/   /    CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
         COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

/   /    Third-party tender offer subject to Rule 14d-1.
/ X /    Issuer tender offer subject to Rule 13e-4.
/   /    Going-private transaction subject to Rule 13e-3.
/   /    Amendment to Schedule 13D under Rule 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: / /

            This Amendment No. 2 amends and supplements the Tender Offer Statement of Choice One Communications Inc. ("Choice One") on Schedule TO, as amended, filed with the Securities and Exchange Commission on December 19, 2002 (the "Tender Offer Statement"), and the Choice One Communications Inc. Offer to Exchange Certain Options to Purchase Common Stock, par value $.01 per share, Issued Under the Choice One Communications Inc. 1998 Employee Stock Option Plan (May 2000 Restatement), as amended (the "Offer to Exchange"), dated December 19, 2002, and the related Election Letter and Personalized Election Form (the "Election Letter"), which together with the Offer to Exchange constitute the "Offer".

ITEM 4.           TERMS OF THE TRANSACTION.

The Offer to Exchange is hereby amended by Supplement No. 1, dated December 31, 2002, to Choice One Communications Inc. Offer to Exchange Certain Options to Purchase Common Stock, par value $.01 per share, Issued Under the Choice One Communications Inc. 1998 Employee Stock Option Plan (May 2000 Restatement), as amended, to permit option holders to withdraw their acceptances of the Offer and to re-tender any grant or all of such holder's grants of stock options prior to the Expiration Date. Supplement No. 1 is filed herewith and is incorporated herein by reference. The information set forth in the Offer to Exchange under "Summary of Terms," "The Offer: 4. Withdrawal Rights" and each other place in the Offer to Exchange, the Election Letter and the Withdrawal Package where the right to tender Current Options for exchange, or to withdraw Current Options, is described, is amended to provide that the holder may submit one or more Election Letters and one or more Withdrawal of Election Forms and that the holder may re-elect to tender any grant of Current Options for exchange by submitting a new Election Letter to be received by Choice One prior to the Expiration Date.

ITEM 12. EXHIBITS.
EXHIBIT
NUMBER            DESCRIPTION
-------------     --------------------------------------------------------------
99.14             (a)(1).  Supplement No. 1, dated December 31, 2002, to Choice
                  One Communications Inc. Offer to Exchange Certain  Options to
                  Purchase Common Stock, par value $.01 per share, Issued Under the Choice One Communications Inc. 1998 Employee Stock Option
                  Plan (May 2000 Restatement), as amended *

*Filed herewith

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 2002

                                    CHOICE ONE COMMUNICATIONS INC.



                                     By:/s/Ajay Sabherwal
                                        ------------------------
                                     Name:  Ajay Sabherwal
                                     Title: Executive Vice President,
                                            Finance and Chief Financial Officer